

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

<u>Via Email</u>
Luis A. G. Rodriguez
Chief Executive Officer
Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Puerto Plata, Dominic Republic

> **Re: Recursos Montana S.A.**
> **Amended Registration Statement on Form S-1**
> **Filed November 1, 2012**
> **File No. 333-179886**

Dear Mr.Rodriguez:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1, filed November 1, 2012</u>

<u>Properties, page 10</u>

1.   We note your response to prior comment 1 of our letter dated August 31, 2012 and the disclosure added. Please clarify when Mr. McAdams estimated the costs associated with your Phase I exploration program and whether any intervening events or other considerations have caused you to re-assess the costs or timing. In this respect it is unclear whether you believe you will be able to hire a local geologist at similar rates or will incur additional expenses not included in Mr. McAdams' estimates. In this regard we note your estimate does not appear to include the approximately $350/day geologist referred to on page 32. Please revise or advise.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 19

2.   Please direct your Independent Registered Public Accounting Firm to revise the opinion paragraph of the audit report to opine on the results of operations and cash flows for the year ended July 31, 2012 in addition to the other periods included.

Exhibits

Exhibit 5.1

3.   We note the revision made in response to prior comment 4 of our letter dated August 31, 2012. Your revision eliminated the clause in which you define the abbreviation "NGCL," please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director